March 6, 2013

Reid Hooper, Esq.

Attorney-Adviser

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	xG Technology, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted February 7, 2013

CIK No. 0001565228

Dear Mr. Hooper:

This letter responds to the staff’s comment letter dated February 15, 2013 relating to the above-captioned confidential registration statement. For your convenience, we have restated the Staff’s comment and have provided the Company’s response below such comment.

General

1. We note your response to comment 1; however, we disagree with your response. Rule 135 of the Securities Act permits notices describing the purpose and terms of a proposed registered offering. However, the statements made by your Chairman, as quoted in the December 27, 2012 press release provided on your website, with respect to your current products and proposed listing of your common shares on NASDAQ, appear to go beyond what notices contemplated under Rule 135 of the Securities Act allow for and appear to solicit indications of interest. Therefore, please advise, and if appropriate, provide risk factor disclosure in your prospectus discussing the risk to the company that the press release dated December 27, 2012, may be deemed to be in violation of Section 5 of the Securities Act.

Comment:

Further to a telephonic discussion on February 19, 2013, between the staff and the Company’s representatives, the Company is providing for the Commission’s consideration its analysis as to why the December 27, 2012 press release (the “12/27 Release”) did not constitute an “offer” and therefore violate Section 5 of the Securities Act of 1933, as amended (the “Securities Act”). The Company respectfully suggests to the Staff that the 12/27 Release did not represent an attempt by the Company to market, sell, or dispose of the securities. Rather, the issuance of the 12/27 Release was based on advice provided by UK professionals who have advised the Company since it became listed on the AIM as to their obligations under the AIM Rules (see also the response to Item #2 below).

Section 2(a)(3) of the Securities Act defines the term "offer" as "every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value." The Company respectfully suggests that the 12/27 Release was not an offer because it makes no reference to the terms of the proposed offering, the manner or timing by which the Company expects to dispose of securities, the names of the underwriters, how to participate in the offering or the potential returns or benefits to investors in the offering and includes no other language that would normally be considered as constituting an "offer." The Company recognizes, however, that the Commission expanded what constitutes an "offer" beyond the definition in Section 2(a)(3) of the Securities Act, stating in Securities Act Release No. 33-3844 ("Release No. 3844")1 that:

"The publication of information and statements, and publicity efforts, generally, made in advance of a proposed financing, although not couched in terms of an express offer, may in fact contribute to conditioning the public mind or arousing public interest in the issuer or in the securities of an issuer in a manner which raises a serious question whether the publicity is not in fact part of the selling effort."

The Company respectfully suggests that the release was not a part of a “selling effort” for a variety of reasons: First it was based on the guidance of UK professionals in keeping with what such professionals believed to be in compliance with the Company’s AIM-listed obligations. Second, it was directed to the Company’s current investor base which, as previously disclosed to the Commission, is almost exclusively offshore, except for the majority shareholder and founders. Third, the distribution of the release was made in a manner consistent with the Company’s prior releases since 2006. There were no changes in the manner in which the 12/27 Release was released so as to lead to the conclusion that it was directing an effort to a new audience. To the Company’s knowledge, there has never been an issue with any prior release having been directed into the US markets nor any prior inquiry by the Commission with respect to prior Company correspondence and publications. Again, unlike some of the subject matter in Release No. 3844, the 12/27 Release neither was directed into the United States market nor did it discuss the proposed terms of an offering or the manner or timing by which the Company intends to dispose of securities, the name of an underwriter nor any other terms that would commonly be associated with an offer or distribution of securities pursuant to an offering.

The Company further submits to the Staff that the 12/27 Release will not contribute to the conditioning of the public mind or market or arousing public interest in the Company for several reasons: first, the time of the year that the 12/27 Release was issued was between Christmas and New Years, when many people are on holiday or not paying attention to the financial press. Second, the fact that the Company is not a well-known issuer (or potential issuer) such as a Facebook seems to have resulted in very little coverage having been given to the announcement. Third, the fact that the Company made a confidential submission has resulted in no additional information being made available to potential investors in the United States. Finally, the Company submits that on February 27, 60 days will have elapsed from the date of the 12/27 Release – which we respectfully suggest is an adequate amount of time to effect a proper “cooling off period.”

As described in our prior response letter, we will utilize additional disclosure to assure that communications released going forward are clearly identified as not being intended for a US audience and not intended to serve as a solicitation. Further, we have removed references to the 12/27 Release from our website and all other media within our control. Going forward, we have informed our AIM listing advisors of the need to balance AIM disclosure obligations with US considerations and rules.

2. Further, please tell us the specific AIM regulations you refer to in your response to comment 1.

Comment:

There are two AIM rules that are directly applicable to the situation at hand, Rules 10 and 11 of the AIM Rules:

Principles of disclosure

10. The information which is required by these rules must be notified by the AIM company no later than it is published elsewhere. An AIM company must retain a Regulatory Information Service provider to ensure that information can be notified as and when required.

An AIM company must take reasonable care to ensure that any information it notifies is not misleading, false or deceptive and does not omit anything likely to affect the import of such information.

It will be presumed that information notified to a Regulatory Information Service is required by these rules or other legal or regulatory requirement, unless otherwise designated.

General disclosure of price sensitive information

11. An AIM company must issue notification without delay of any new developments which are not public knowledge concerning a change in:

♦ its financial condition;

♦ its sphere of activity;

♦ the performance of its business; or

♦ its expectation of its performance,

which, if made public, would be likely to lead to a substantial movement in the price of its AIM securities.

The announcement of December 27, 2012 was made in compliance with Rule 11 above in order to keep the market informed of a material new development at the Company (such notification being intended to avoid the creation of a false market in the Company’s shares that might have resulted if news of such development were not published simultaneously to the market as a whole). This was based on advice received from the Company’s Nominated Advisor or NOMAD.

As noted in Rule 10, all announcements made via a Regulatory Information Service provider (RIS) must be as required by the AIM Rules. The announcement of December 27, 2012 was issued through the London Stock Exchange’s Regulatory News Service (one of the RISs referred to in Rule 10). This followed the approval of such release, including its release as an RNS announcement – i.e., an announcement required by the AIM Rules, by our Nominated Adviser, Allenby Capital Limited.

3. We note you did not respond to comment 5. Therefore, we reissue the comment. We note numerous references to third party information throughout the prospectus. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. We note, by way of example, the reference to a Cisco report on pages 12 and 49, and references to several studies undertaken by the FCC beginning on page 49.

Comment:

We are filing supplementally with this correspondence References to Third Party Information as Attachment #1.

4. Please file all exhibits as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments. This includes filing copies of the equipment purchase, reseller and teaming agreements as exhibits to the registration statement. We note your disclosure on pages 34 and 59 discussing that you have entered into a number of these agreements. Given the current state of your operations, these appear to be material exhibits required to be filed as required by Item 601(b) (10) of Regulation S-K.

Comment:

Attached to this filing are exhibits required by Item 610(b) (10) of Regulation S-K.

5. We note your response to comment 6. In addition, we note extensive disclosure throughout your prospectus discussing numerous shareholder loans you have entered into with MBTH. Further, we note each of these loans may be converted at MBTH’s option, into new common shares of xG Technology, Inc. Please revise your disclosure throughout your prospectus, including providing appropriate risk factor disclosure, to discuss the possible consequences to new and existing stockholders of the issuance of additional shares of common shares pursuant to the convertible features underlying the MBTH promissory notes. You should address the impact on stock price, the significant dilution of voting rights and earnings per share. Please also disclose the maximum number of common shares MBTH has been issued, and may be issued, pursuant to all of the outstanding convertible promissory notes. Finally, please file copies of the convertible promissory notes as exhibits to the registration statement. Refer to Item 601(b)(4) of Regulation S-K.

Comment:

We have added the below disclosure on Page 26. Please be advised that the only loans currently outstanding to us are the $15 million May 2011 Shareholder Loan and the $10 million Bridge Loan, in which MBTH subscribed $5 million, as disclosed on pages 10, 14, 26, 34, 41, 44, 48, 85 of our registration statement. All previous convertible promissory notes with MBTH have either been refinanced and ceased to be outstanding (as disclosed on pages 84 and F pages of the registration statement) or been converted and the shares already issued to MBTH (as disclosed on pages 43, 85 and F pages of the registration statement). Please be further advised that MBTH has given irrevocable notice to convert the May 2011 Shareholder Loan (as disclosed on pages 14, 42,44, 83, 85 and F pages of the registration statement), and the Loan will be converted as soon as our 2012 results have been published and the Company is not in a close period. This latest conversion will be reflected throughout the next draft registration statement submitted - the number of shares issued upon such conversion to MBTH will be included in an enlarged number of our shares in issue and outstanding and in the shareholdings of MBTH. The Bridge Loan conversion price is equal to 95% of the price of any future equity financing completed. Until a successful public (or other) offering is completed the conversion price of the Bridge Loan, and the potential dilutive effect of such conversion of the Bridge Loan by MBTH or any other participant, is not determinable. We have added general risk factor disclosure on Page 26 of the registration statement (please see also below), including a discussion of the possible consequences to new and existing stockholders of the issuance of additional shares of common shares pursuant to exercise of outstanding options, warrants and conversion rights and addressing the potential impact on stock price and significant dilution of voting rights and earnings per share. The number of shares held by MBTH, including those that have been issued to MBTH upon past conversion of convertible promissory notes, is disclosed on page 81 of the registration statement. The maximum number of common shares that MBTH may be issued pursuant to conversion of the convertible promissory note outstanding under the May 2011 Shareholder Loan is disclosed in the new risk factor on page 26 of the registration statement. Copies of the convertible promissory notes have been submitted as exhibits to the registration statement.

New Disclosure on Page 26

Exercise of options or warrants or conversion of convertible securities may have a dilutive effect on your percentage ownership, may result in a dilution of your voting power and an increase in the number of shares eligible for future resale in the public market which may negatively impact the trading price of our shares of common stock.

The exercise or conversion of some or all of our outstanding options, warrants, or convertible securities could result in significant dilution in the percentage of ownership of investors in this offering and in the percentage ownership interests of our existing common stockholders and in a significant dilution of voting rights and earnings per share.

At the effective date of this offering, we anticipate having outstanding options to purchase an aggregate of up to 25,000,000 shares of our common stock, including (i) the options to purchase 20,000,000 shares of common stock at an exercise price of $0.38 per share granted to MBTH and (ii) the options to purchase 5,000,000 shares of common stock at an exercise price of $0.25 per share granted to MBTH; outstanding warrants to purchase up to [•] shares of common stock, including (i) the warrants to subscribe up to 1,500,000 shares in our common stock at a subscription price of $0.01 per share granted to MBTH, (ii) the warrant to purchase 300,000 shares of our common stock issued to Secure Strategy Group exercisable at $1.00 per share, (iii) the warrant to purchase 500,000 shares of our common stock exercisable at $0.225 per share granted to Mats Wennberg and (iv) the warrants to purchase [•] shares of common stock at an exercise price of $[•] per share granted pursuant to this offering to the Underwriters; and outstanding securities convertible into (i) up to 39,473,684 shares of our common stock issuable to MBTH at a conversion price of $0.38 per share (or any other such price as may be approved by our board before conversion having regard to the issue price per new share of any future equity financing of us by a third party) pursuant to the May 2011 Shareholder Loan, with an additional 5,000,000 shares of our common stock also issuable to MBTH upon the exercise in full of such conversion rights, termination of the May 2011 Shareholder Loan and the discharge of all MBTH’s collateral over our assets and (ii) 2,000,000 shares of our common stock issuable to Treco at a conversion price of $1.00 per share.  Additionally, the issuance of up to 45,331,618 shares of common stock upon exercise of stock options outstanding under our stock incentive plans and any shares issuable upon the exercise of conversion and subscription rights granted under the promissory note and warrants issued pursuant to the Bridge Loan will further dilute our stockholders’ voting interests. To the extent options and/or warrants and/or conversion rights are exercised, additional shares of common stock will be issued, and such issuance will dilute stockholders.

  In addition to the dilutive effects described above, the exercise of those securities would lead to an increase in the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our shares. Substantial dilution and/or a substantial increase in the number of common shares available for future resale may negatively impact the trading price of our shares of common stock.

New Disclosure on Page 26

We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing securities that would dilute your ownership. Depending on the terms available to us, if these activities result in significant dilution, it may negatively impact the trading price of our shares of common stock and warrants.

We have financed our operations, and we expect to continue to finance our operations, acquisitions, if any, and the development of strategic relationships by issuing equity and/or convertible securities, which could significantly reduce the percentage ownership of our existing stockholders.  Further, any additional financing that we secure may require the granting of rights, preferences or privileges senior to, or pari passu with, those of our common stock. Any issuances by us of equity securities may be at or below the prevailing market price of our stock and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our stock to decline.  We may also raise additional funds through the incurrence of debt or the issuance or sale of other securities or instruments senior to our common shares. The holders of any securities or instruments we may issue may have rights superior to the rights of our common stockholders. If we experience dilution from issuance of additional securities and we grant superior rights to new securities over common stockholders, it may negatively impact the trading price of our shares of common stock and you may lose all or part of your investment.

Prospectus Summary, page 10

Our Company, page 10

6. We note your response to comment 8. However, we disagree with your response that you do not meet the criteria for a development stage company. As noted in our comment, your disclosure in your prospectus describes that your products are currently still in the design and testing phase. We note your disclosure on page 48 that you are “still in the process of developing, testing and readying” your products for commercial development. In addition, we note you have generated minimal revenues since inception, including $0 for the nine months ended September 30, 2012. Further, we note your history of net losses since inception and that you expect to continue to realize net losses for the immediate future due to your research and development costs and until you begin to commercialize your products and technology. As a result, please revise your disclosure accordingly to discuss the current state of your operations. We note your disclosure on page 34.

Comment:

Our Chief Financial Officer discussed with Christine Adams, Staff Accountant on February 19, 2013, our revenues in 2008 and 2009, which clearly would have resulted in the Company’s having exited developmental stage status. We have amended the disclosure in the Prospectus Summary (page 10), the MD&A (34), and the Business Section (48) to explain to readers why we do not fall under the category of a development stage company. Attachment #2 shows each section of the disclosure.

We are filing supplementally with this correspondence an explanatory MEMO along with the FCC equipment authorization received for the BSN250 in 2009. See Attachment #3.

Risk Factors, page 19

Our failure to obtain and maintain required certifications…, page 23

7. We note your response to comment 14; however, we note you did not respond to the comment as a whole. Thus, please explain whether you have had to apply for any FCC certifications as of the date of this offering, and if so, discuss the status of those applications. We note the equipment purchase, reseller and teaming agreements you recently entered into contain certain conditions to payment under the agreements, including receiving FCC certification of your products. Provide appropriate risk factor discussing the risk that your products may not receive FCC certification and the effect this may have on the satisfaction of the terms underlying the recent equipment purchase, reseller and teaming agreements entered into.

Comment:

The Company has revised the disclosure on Page 23.

New Disclosures on Page 23

Our failure to obtain and maintain required certifications could impair our ability to bid on defense contracts.

In order for us to participate in certain government programs we could be required to obtain and maintain quality certification and certain standards for Department of Defense wireless security such as certification by the Joint Interoperability and Test Command, (or “JITC”) and to meet production standards in order to be eligible to bid on government contracts. If we fail to maintain these certifications or any additional certification which may be required, we will be ineligible to bid for contracts which may impair our financial operations and consequently, our ability to continue in business.

Our failure to obtain FCC equipment authorization could impair our ability to deliver under the equipment purchase, reseller and teaming agreements the Company has entered into.

The Company applied for equipment authorization with the FCC on February 18, 2009 for its BSN250. On March 31, 2009, the Company was granted equipment authorization under the FCC rules Part 15. The Company has not yet applied for equipment authorization for its xAP and xMod products. The Company anticipates the process to be similar to the six-week process for the BSN250. In the event the Company is unable to secure the appropriate FCC equipment authorizations for its xAP and xMod, the Company would not be in a position to fulfill its obligation under the equipment purchase, reseller and teaming agreements entered into. Therefore, the Company would not expect payment under these contracts which may impair our financial operations and consequently, our ability to continue in business.

Regulation of the telecommunications industry could harm our operating results and future prospects.

The traditional telecommunications industry is highly regulated, and our business and financial condition could be adversely affected by changes in regulations relating to the Internet telecommunications industry. Currently, there are few laws or regulations that apply directly to access to or commerce on IP networks, but future regulations could include sales taxes and tariffs in previously unregulated areas and provider access charges. We could be adversely affected by regulation of IP networks and commerce in any country where we market equipment and services to service or content providers. Regulations governing the range of services and business models that can be offered by service providers or content providers could adversely affect those customers' needs for products designed to enable a wide range of such services or business models. For instance, the U.S. Federal Communications Commission has issued regulations governing aspects of fixed broadband networks and wireless networks. These regulations might impact service provider and content provider business models and as such, providers' needs for Internet telecommunications equipment and services. In addition, many jurisdictions are evaluating or implementing regulations relating to cyber security, privacy and data protection, which could affect the market and requirements for networking and security equipment.

In addition, environmental regulations relevant to electronic equipment manufacturing or operations may impact our business and financial condition adversely. For instance, the European Union has adopted regulations on Electronic waste, e-waste, e-scrap, or waste electrical and electronic equipment (“WEEE”), Restriction of the Use of certain Hazardous Substances (“ROHS”) and Registration, Evaluation, Authorisation and Restriction of Chemical substances (“REACH”). In addition, some governments have regulations prohibiting government entities from purchasing security products that do not meet specified indigenous certification criteria even though those criteria may be in conflict with accepted international standards. Similar regulations are in effect or under consideration in several jurisdictions where we do business.

The adoption and implementation of such regulations could decrease demand for our products, increase the cost of building and selling our products and impact our ability to ship products into affected areas and recognize revenue in a timely manner. Any of these impacts could have a material adverse effect on our business, financial condition, and results of operations.

Compliance with environmental, import and export…, page 25

8. We reissue comment 16. It appears this risk factor disclosure is incomplete. Please briefly describe the changes in environmental, import and export, and health and safety laws that you believe could reduce the net realizable value of your products.

Comment:

The Company has revised the disclosure on Page 25 accordingly.

New Disclosure on Page 25

Compliance with environmental, health and safety laws and regulations, including new regulations requiring higher standards, may increase our costs, limit our ability to utilize supply chains, and force design changes to our products.

Our operations are subject to a variety of environmental, health and safety laws and regulations and equivalent local, state, and regulatory agencies in each of the jurisdictions in which we currently operate or may operate in the future. The manufacturing of our products uses substances regulated under various federal, state, local laws and regulations governing the environment and worker health and safety. If we and our contract manufacturers do not comply with these laws including any new regulations, such non-compliance could reduce the net realizable value of our products, which would result in an immediate charge to our income statements. Our non-compliance with such laws could also negatively impact our operations and financial position as a result of fines, penalties that may be imposed on us, and the cost of mandated remediation or delays to our contract manufacturers, thus we may suffer a loss of revenues, be unable to sell our products in certain markets and/or countries, be subject to penalties and enforced fees and/or suffer a competitive disadvantage. Costs to comply with current laws and regulations and/or similar future laws and regulations, if applicable, could include costs associated with modifying our products, recycling and other waste processing costs, legal and regulatory costs and insurance costs. We cannot assure you that the costs to comply with these new laws or with current and future environmental and worker health and safety laws will not have a material adverse effect on our business, operating results and financial condition.

Governmental regulations affecting the import or export of products or affecting products containing encryption capabilities could negatively affect our revenues.

The United States and various foreign governments have imposed controls, export license requirements, and restrictions on the import or export of some technologies, especially encryption technology. In addition, from time to time, governmental agencies have proposed additional regulation of encryption technology, such as requiring certification, notifications, review of source code, or the escrow and governmental recovery of private encryption keys. For example, Russia and China recently have implemented new requirements relating to products containing encryption and India has imposed special warranty and other obligations associated with technology deemed critical. Governmental regulation of encryption or IP networking technology and regulation of imports or exports, or our failure to obtain required import or export approval for our products, could harm our international and domestic sales prospects and adversely affect our revenue expectation. In addition, failure to comply with such regulations could result in penalties, costs, and restrictions on import or export privileges or adversely affect sales to government agencies or government funded projects.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

9. We note your disclosure on page F-27 that you currently have a sales backlog of $3.3 million outstanding as of September 30, 2012, $26.2 million of additional sales orders as of January 30, 2013, and total backlog of reseller agreements of $11 million and total backlog of purchase orders of $18.5 million for a total backlog of $29.5 million as of January 31, 2013. Please revise to include this disclosure in this section. In addition, please provide appropriate risk factor disclosure discussing the effect your total sales backlog may have on your prospective operations and financial condition.

Comment:

The Company has revised the disclosure on Page 34 & 59 and page 23 accordingly.

New Disclosure on Page 34 & 59

Purchase Agreements

The Company has announced that it has received purchase orders, for an estimated $19.5 million, from the following companies: Northeast Florida Communications (based in FL), Electra Telephone Company and Tatum Telephone Company (both based in Texas); Choctaw Telephone Company and MoKan Dial Telephone Company (both based in Kansas); Haxtun Telephone Company (based in Colorado); Walnut Hill Telephone Company (based in Arkansas); TelAtlantic Wireless (based in Virginia); Assist Wireless (based in Texas) and Carolina Satellite Networks (based in Virginia). The orders, in aggregate, consist of $16.6 million for xMax cognitive radio networking equipment, including xMax wireless access points, xMSC mobile switching centers and xMod personal hotspots (capable of supporting existing smartphones, tablets and laptops) and an estimated $2.9 million for engineering services and other hardware.

Larry Townes, an incoming director of the Company is a substantial shareholder of these companies. Many of these orders are with Townes Tele-Communications which is the parent company of Northeast Florida Communications, Electra Telephone Company, Tatum Telephone Company, Choctaw Telephone Company, MoKan Dial Telephone Company, Haxtun Telephone Company and Walnut Hill Telephone. Therefore the entry by the Company into the equipment purchase agreements and engineering services agreements is considered to be related party transactions for an estimate of $7.4 million.

Reseller Agreements

Reseller agreements have been entered into with the following wireless solutions providers: PMC Associates (based in New Jersey), Communications Marketing Southeast (based in Georgia) and Mobile-One Communications (based in Florida). Together, they provide for purchase commitments over the three year term of the agreements of a minimum of an aggregate of $6.0 million of xMax cognitive radio networking equipment. We have also entered into a reseller agreement with Telemedicine MM Systems (based in New York) to resell $2.5 million worth of xMax mobile broadband equipment over the two year term of the agreement, and with Cornet Technology, Inc. (based in North Virginia) to resell $5.0 million worth of xMax mobile broadband equipment over the three year term of the agreement, subject to placing purchase orders.

Teaming Agreements have also been entered into with Force 3, Inc. (“Force 3”), SAIC and CACI, Inc. The Force 3 teaming agreement was made in connection with the U.S. Army ITES-3H (Information Technology Enterprise Solutions-3 Hardware) contract awards process under which, if Force 3 is awarded the ITES-3H contract, xG’s xMax cognitive radio solutions and services will be used to fulfill the cellular wireless component of the award. The teaming agreement with CACI provides for the joint preparation of a response to the Request for Proposal entitled Technical, Administrative, and Operation Support Services (TAOSS) (formerly known as CERDEC S&TCD effort) to be issued by the CERDEC Space and Terrestrial Communications Directorate and the allocation of work to be performed under any resulting prime contract.

In addition to the sales backlog of $7.4 million that was outstanding at December 31, 2012, the Company has added $12.1 million of additional sales orders from January 1, 2013 through February 28, 2013. At February 28, 2013 the total backlog of reseller agreements was $13.5 million and the total backlog of purchase orders was $19.5 million for a total of $33.0 million.

New Disclosures Pasted on Page 23

Our failure to obtain FCC equipment authorization could impair our ability to deliver under the equipment purchase, reseller and teaming agreements the Company has entered into.

The Company applied for equipment authorization with the FCC on February 18, 2009 for its BSN250. On March 31, 2009, the Company was granted equipment authorization under the FCC rules Part 15 for the BSN250. The Company has not yet applied for equipment authorization for its xAP and xMod products. The Company anticipates the process to be similar to the six-week process for the BSN250. In the event the Company could not secure the appropriate FCC equipment authorizations for its xAP and xMod, the Company would not be in a position to fulfill its obligation under the equipment purchase, reseller and teaming agreements entered into. Therefore, the Company would not expect payment under these contracts which may impair our financial operations and consequently, our ability to continue in business.

Amounts included in our total backlog and order backlog may not result in actual billings or revenue or translate into profits.

Our total backlog represents future product and service billings that we expect to generate pursuant to contracts that we have entered into with our utility customers and meter manufacturers. Our total backlog includes our order backlog, which represents future billings for open purchase orders and other firm commitments. We anticipate that our total backlog and order backlog will fluctuate from period to period throughout our fiscal year 2013 and beyond.

As an emerging company our backlog is significant when compared to our historical revenue and the revenue we anticipate in the foreseeable future. We cannot guarantee that our total backlog or order backlog will result in actual billings in the originally anticipated period or at all. In addition, the purchase agreements and contracts reflected in our total backlog and order backlog may not generate margins that we anticipate. Given that we have only recently begun to market our current product and service offerings, we only recently began to track total backlog and order backlog on a consistent basis as performance measures and as a result, we do not have significant experience in determining the level of realization that we will actually achieve on our total backlog and order backlog.

Our customer contracts are typically structured as purchase and service agreements. The deployments called for under our agreements could extend for a number of years. Total backlog is an estimate based upon contractual terms, existing purchase orders and other available information regarding the amount and timing of expected future purchase orders to be placed by our customers and distributors, including non-binding forecasts.

No assurance can be made that firm purchase orders will yield revenues in the amounts we estimate, within the time period we expect, or at all. Total backlog is subject to adjustments due nature of our customer deployments. Adjustments can result from a variety of factors, including changes in the nature or scope of customer deployments, the impact of contingency provisions related to future delivery or performance, customer cancellations, market conditions, delayed regulatory approvals and customer defaults. If our total backlog or order backlog fails to materialize as expected, we could experience a material reduction in future billings, revenue, and operating results.

Executive Compensation, page 71

10. Please revise to include disclosure related to the compensation of your directors as required pursuant to Item 402(r) of Regulation S-K. We note your disclosure on page 83 that you have granted stock options to certain of your directors. However, there is no section titled “Management-Non-Employee Director Compensation” within your prospectus. Please revise.

Comment:

The Company has revised the disclosure on Page 77 accordingly.

New Disclosure on Page 77

Management-Non-Employee Director Compensation

Outstanding Equity Awards at Fiscal Year-End 2012 – Current Directors

			Date fully
	Exercise price	Date of	Exercisable (subject to	Expiry	Number of
	per share	grant	vesting)	date	options
Mats Wennberg	$0.55	January 2, 2005	January 2,2008	January 2,2015	250,000
Mats Wennberg	$2.00	January 19,2006	January 19, 2009	January 19, 2016	1,000,000
Palmi Sigmarsson	$2.00	January 19, 2006	January 19, 2009	January 19, 2016	1,250,000
Palmi Sigmarsson	$0.225	April 14, 2011	April 14, 2014	April 14, 2021	500,000

Outstanding Equity Awards at Fiscal Year-End 2012 – Incoming Directors Upon Effective Date

The new incoming directors have received stock option awards of 500,000 at a strike price of $.45 each. The incoming directors upon effective date include Larry Townes, Gary Cuccio, Ken Hoffman and Ray Sidney. These options were granted during 2012 and are accounted for as non-employee options to consultants for services provided during 2012 through 2015. The Company does not presently pay a cash fee for serving on the board; however, the Company does reimburse non-employee directors for reasonable expenses incurred to attend board meetings.

11. We reissue comment 25. Please provide narrative disclosure related to the specific performance measures used to determine the cash and stock bonuses paid to your named executive officers. This includes providing disclosure related to the pre-established goals of revenue growth, budgetary adherence and technical milestones.

Comment:

The Company revised the disclosure on Page 72 accordingly and we are filing supplementally with this correspondence the 2012 Bonus Matrix. See Attachment #4.

New Disclosure Pasted on Page 38 & 72

Corporate Performance Bonus

In 2011, we established a corporate performance bonus matrix for eligible employees and contractors based on the achievement of certain milestones, including timely completion of engineering projects, adherence to operating budgets, and revenue produced by vertical market. Each milestone weighted according to importance for the current year as determined by the CEO and CFO. Eligible employees and contractors had the ability to earn up to 200% of their base compensation for 2012. The end of year evaluation of performance is made at the company level and not on the level of each individual. Bonuses may be paid in cash or in shares, at the discretion of the directors. For 2012, a 20% (of salary) corporate performance bonus was awarded to all executive officers, employees and eligible contractors of the Company. For 2011, a 22.5% (of salary) corporate performance bonus was awarded. The bonuses awarded for 2011 and 2012 are allocated to general & administrative and development expenses.

Financial Statements

General

12. We note your response to comment 27. Although it appears that you have commenced your planned principal operations and may be approaching the end of the development stage, we believe that you still qualify as a development stage enterprise in accordance with ASC 915. Please revise your financial statements to comply with ASC 915-205-45-2 through 45-4 and related subtopics.

Comment:

Our Chief Financial Officer discussed with Christine Adams, Staff Accountant on February 19, 2013, our revenues in 2008 and 2009, which clearly would have resulted in the Company’s having exited developmental stage status. We have amended the disclosure in the Prospectus Summary (page 10), the MD&A (34), and the Business Section (48) to explain to readers why we do not fall under the category of a development stage company. Attachment #2 shows each section of the disclosure.

We are filing supplementally with this correspondence an explanatory MEMO along with the FCC equipment authorization received for the BSN250 in 2009. See Attachment #3.

13. Please update the financial statements and other financial information to include the year ended December 31, 2012 as required by Rule 8-08 of Regulation S-X.

Comment:

The registration statement has been updated to include the year ended December 31, 2012.

Note 2. Summary of Significant Accounting Policies

Intangible Assets, page F-6

14. In response to comment 27, you indicate that instead of continuing with production of the current portfolio of products, which in this case appears to be the BSN 250 base station and the TX70 handset, you made the decision that it was better to further enhance the technology to allow for the integration of data and voice prior to the major release and rollout of these products. Please tell us in more detail about the enhancements made to the software originally offered for sale; how the enhancements changed the product, and how you accounted for the costs of product enhancements. In your response tell us how you considered the provisions of ASC 985-20-55-10 and ASC 985-20-55-17 through 19.

Comment:

The BSN250 and the TX70 handset is a voice-only product that was released in 2008 and 2009. After smartphones were introduced, the appetite for data increased. The Company enhanced its voice-only products for data services.

Detail Enhancements and how enhancements changed the product:

The BSN250 was modified to operate with 4 antennas in a MIMO configuration.  It was also modified by the insertion of new radio card to incorporate a more powerful DSP system.   The modifications to the hardware and software became the basis for the design of a smaller, more powerful and less expensive base station known as the xAP.  The software was improved to retain the former characteristics, but enhanced with a very powerful DSP system, MIMO processing in DSP, advanced interference mitigation, self organizing networking and enhancements to the MAC layer of the air interface to accommodate large data packets instead of the small data packets that are used for VoIP in the BSN250.  Many of the characteristics of the prior MAC were retained, including the lossless data compression, the super frame based TDMA structure and the ability to continuously scan the radio band for better frequencies to accommodate rapid interference avoidance. It should be noted that the BSN250 was a voice system only in 2009 and did not accommodate short messaging service (SMS) and data until the enhancements were made.

During 2010 and 2011, the costs of the data enhancements to the BSN250 and TX70 were capitalized since technological feasibility was already established. In simplest terms, the basis for digital transmission is 1’s and 0’s and once we were able to send and receive the 1’s and 0’s using our proprietary cognitive solutions for voice, enhancements were done to recognize the packets as data instead of voice. This was not considered a high risk development issue and did not have any impact on technological feasibility. These enhancements were then amortized once the BSN250 was sold to the US Army in 2011. The Company is considering the provisions of ASC 985-20-55-10 and ASC 985-20-55-17 through 19. The voice-only product is still useful and saleable. The Company is amortizing the data product enhancements over their useful life.

15. We note your response to comment 32. It is not clear why you believe the economic useful life of your capitalized software is five years. It appears, based upon your response to comment 36 that the only products for which amortization of the capitalized software costs has commenced through September 30, 2012 are the BSN 250 base station and the TX70 handsets. Please confirm and tell us how you determined the economic useful life of these products by describing the significant estimates and assumptions that you considered in your determination of the estimated economic life.

Comment:

In determining the estimated useful life over which the costs incurred for capitalized software will be amortized, the Company considered the effects of obsolescence, the rapid change in technology, competitors that have or are starting to develop cognitive radios, and other economic factors. The Company estimates the useful life of its capitalized software to correspond to projected cash flows related to the sale of the BSN250. The BSN250 delivers voice and short message service (SMS) in unlicensed spectrum and is saleable. The BSN250 has been enhanced to now deliver data services.

16. We note your response to comment 33. The useful life is the period over which an asset is expected to contribute directly or indirectly to the future cash flows of an entity. In this regard, it is not clear why you believe this asset’s protected term under current U.S. law is necessarily the expected useful life to your entity. Please provide us with your analysis under ASC 350-30-35-3.

Comment:

It is noted that the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter. The Company his limited experience in this regard, therefore we considered market participants. Similar to the model incorporated by Qualcomm, the Company anticipates becoming a chip supplier and its sole focus would be licensing it’s intellectually property portfolio. In that regard, the Company estimates the useful life of its patents to correspond to projected cash flows.

The useful life to our entity was determined by using the shorter period between the remaining protected life of 18.5 years and the duration of time an asset is expected to be productively employed by the company. We assumed the following, among others, which affect the determination of estimated economic useful life: obsolescence, market demand, competitive position and future cash flows.

We evaluated our technology and patents and believe they are amortized correctly over their remaining useful life which is representative of the period in which the Company will benefit in the future delivery of its products for wireless communications. We also concluded that the demand for our solutions will be constant and increasing as the demand for wireless communication continues to increase significantly.

Note 8. Equity, page F-14

17. We note your response to comment 39. We have not been able to locate your disclosure of the total fair value of shares vested during the year. Please tell us where we can find this disclosure or revise accordingly.

Comment:

The Company has revised the disclosure on F Page 18 accordingly. (Note 8- Equity)

New Disclosure Pasted on F Page 18

In 2012, the Company received proceeds of $2,000 from 8,332 options exercised and did not receive any proceeds during 2011 as all options exercised during 2011 were net settled through cashless exercises. In 2012, 14,772 options were net settled through cashless exercises. The intrinsic value of options exercised in 2012 and 2011 were $5,000 and $180,000, respectively. The intrinsic value of options exercisable at December 31, 2012 and 2011 was $1,038,000 and $924,000, respectively. The total fair value of shares vested during 2012 and 2011 was $775,000 and $111,000, respectively.

Interim Financial Statements for the Periods Ended September 30, 2012 and 2011

Note 3. Intangible Assets, page F-25

18. We refer to the table presenting software capitalization costs. You reflect amortization of $494,000 for the nine months ended September 30, 2012; however, in your note disclosure following the table, you state that you recognized amortization of software development costs available for sale of $0.3 million. Please reconcile these disclosure inconsistencies.

Comment:

The Company respectfully advises the Staff that there was an error in the table. The correct amount is $494,000.

Please note the disclosure has been revised to include the year ended December 31, 2012 and therefore the nine months ending September 30, 2012 are no longer included in the filing.

19. We note your response to comment 36. In your note disclosure on page F-25, you state that you capitalized $3.9 million of software development costs relating to the BSN250 base station and TX70 handset, and that you are amortizing these costs over five years. In addition, it appears that these are the only costs for which amortization expense has been recorded. Please provide us with an amortization schedule that will help us better understand how you calculated the $479,000 expense recorded in fiscal 2011 and $494,000 for the nine months ended September 30, 2012. Clearly indicate when amortization began and the economic useful life. Please tell us what the remaining estimated economic life of the BSN 250 base station and the TX70 handset is, and how you made that determination.

Comment:

Please note the disclosure has been revised to include the year ended December 31, 2012 and therefore the nine months ending September 30, 2012 are no longer included in the filing. We are providing an amortization schedule as Attachment #5 that will help understand how we calculated the $479,000 expense recorded in fiscal 2011 and the $782,000 in fiscal 2012.

20. On page F-25, according to your amortization policy, you do not recognize amortization expense on capitalized software development costs until the related products are available for sale. You disclose that you have capitalized software costs of $7.8 million related to the xAP, xMod and xMSC that are not yet available for sale; however, we note from your disclosures on page 34 that you have entered into purchase agreements with customers for the purchase of an aggregate of $15.5 million of xMax cognitive radio networking equipment including xMax wireless access points, xMSC mobile switching centers and xMod personal hotspots. Therefore, it appears that at least some of products for which these costs have been capitalized were available for sale recently. Please explain to us the relationship between the recent purchase agreements and the related capitalized software costs.

Comment:

The purchase agreements/sales orders with customers are subject to when the products are available for sale, which is anticipated to be the in the second half of 2013. The customers were shown demonstration equipment which included the BSN250. The final form factor will include the xAP, xMod and xMSC which will be tested to comply with FCC rules and regulations for equipment authorization.

Should you have any questions, please do not hesitate to contact the undersigned at (860) 444-0102.

Very truly yours,

/s/: Richard L. Mooers

Richard L. Mooers

Chairman

cc: David E. Danovitch, Esq.

Attachment # 1

REFERENCES TO THIRD PARTY INFORMATION

SEC COMMENT #3:

We note you did not respond to comment 5. Therefore, we reissue the comment. We note numerous references to third party information throughout the prospectus. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. We note, by way of example, the reference to a Cisco report on pages 12 and 49, and references to several studies undertaken by the FCC beginning on page 49.

DOCUMENT PAGES: 12 and 49

xG STATEMENT: A recent Cisco report (the Cisco Visual Networking Index, February 2012) indicates that in 2011 more than 50% of the data traffic on mobile networks was video, and they forecast video traffic to account for over 70% of total mobile data traffic by 2016. There has also been an increase in mobile voice demand as more people unplug their wired phones and rely on wireless devices for all of their calling needs. The Cisco Visual Networking Index (February 2012) predicts mobile data traffic will increase 18-fold between 2011 and 2016, a 78% compounded annual growth rate (“CAGR”), reaching 10.8 billion Gigabytes per month.

SOURCE:
Following two pages are excerpts from Cisco Visual Networking Index, February 2012

REFERENCE LINK:
http://www.scribd.com/doc/81750353/Global-Mobile-Data-Traffic-Forecast

DOCUMENT PAGES: 12 and 49

xG STATEMENT: …..as well as several studies undertaken by the Federal Communications Commission (“FCC”), the demand for wireless services will continue to grow in the coming years.

SOURCE:
Excerpt from one FCC report.

REFERENCE LINKS:
http://www.whitehouse.gov/sites/default/files/cea_spectrum_report_2-21-2012.pdf
http://hraunfoss.fcc.gov/edocs_public/attachmatch/DOC-302324A1.pdf
http://transition.fcc.gov/Daily_Releases/Daily_Business/2012/db1218/FCC-12-151A1.pdf

DOCUMENT PAGE: 12

xG STATEMENT: The FCC has pledged to “source” 500 MHz of additional spectrum within the next 10 years, 300 MHz of which is supposed to be identified and made available within the next five years (FCC Mobile Broadband Report, 2010).

SOURCE:
Excerpt from FCC website.

REFERENCE LINK:
http://www.fcc.gov/encyclopedia/spectrum-crunch

DOCUMENT PAGE: 12

xG STATEMENT: In July 2012, the US President's Council of Advisors on Science and Technology (“PCAST”) reported to Congress with proposals on the next steps to respond to the mandate to clear the 500MHz of spectrum for commercial use.

SOURCE:
Excerpt from PCAST report.

EXECUTIVE OFFICE OF THE PRESIDENT
PRESIDENT'S COUNCIL OF ADVISORS ON SCIENCE AND TECHNOLOGY
WASHINGTON, D.C. 20502

President Barack Obama
The White House
Washington, DC 20502

Dear Mr. President,

We are pleased to send you this report, *Realizing the Full Potential of Government-Held Spectrum to Spur Economic Growth*. As you recognized in Unleashing the Wireless Broadband Revolution, your 2010 Presidential Memorandum requiring 500 MHz of spectrum to be made available for commercial use within 10 years, it is imperative that we make enough wireless spectrum available to meet the needs of rapidly expanding and innovative sectors of the economy, while also guaranteeing that the national security and public safety sectors have the spectrum they need to maintain and advance their missions.

In just two years, the astonishing growth of mobile information technology–exemplified by smartphones, tablets, and many other devices has only made the demands on access to spectrum more urgent. This report by the President s Council of Advisors on Science and Technology (PCAST) responds to the challenges and opportunities that have arisen since your earlier Memorandum was issued. It concludes that the traditional practice of clearing government-held spectrum of Federal users and auctioning it for commercial use is not sustainable. In light of changes made possible by modern technology, we recommend that you issue a new Memorandum that states it is the policy of the U.S. government to share underutilized spectrum to the maximum extent consistent with the Federal mission, and requires the Secretary of Commerce to identify 1,000 MHz of Federal spectrum in which to implement shared-use spectrum pilot projects.

Our report, which is informed by the deliberations of PCAST members and prominent spectrum experts from the public and private sectors, identifies actions that we think the Memorandum should include so that this vision is reached, enabling multiple users to share spectrum, under a wide range of conditions, without infringing on each other s services.

REFERENCE LINK:
http://www.whitehouse.gov/sites/default/files/microsites/ostp/pcast_spectrum_report_final_july_20_2012.pdf

DOCUMENT PAGE: 12

xG STATEMENT: The report noted that simply clearing and reallocating spectrum would not be sustainable and pointed to a recent study by the National Telecommunications and Information Administration (NTIA) which found that clearing of just one 95 MHz band will take 10 years, cost $18 billion, and cause significant disruption.

SOURCE:
Excerpt from NTIA report.

REFERENCE LINK:
http://www.ntia.doc.gov/files/ntia/publications/ntia_1755_1850_mhz_report_march2012.pdf

DOCUMENT PAGES: 12 and 50

xG STATEMENT: Recognizing the spectrum constraints on fast growing needs for wireless connectivity, in September 2012 the European Commission published a communication promoting the shared use of radio spectrum resources.

SOURCE:
Excerpt from European Commission blog post on their communication.

REFERENCE LINK: http://ec.europa.eu/information_society/policy/ecomm/radio_spectrum/_document_storage/com/com-ssa.pdf

DOCUMENT PAGE: 12

xG STATEMENT: With an increase of between 200 to 400 MHz in shared access spectrum for wireless broadband, the scenarios evaluated in the study showed a net increase in the value to the European economy of the order of several hundred billion Euros by 2020.

SOURCE:
Excerpt from EC policy document.

REFERENCE LINK: http://ec.europa.eu/information_society/policy/ecomm/radio_spectrum/_document_storage/com/com-ssa.pdf

DOCUMENT PAGES: 12 and 50

xG STATEMENT: This has been followed by Ofcom, the telecommunications regulator in the UK, moving to complete the process to release TV Whites Spaces for shared use.

SOURCE:
Excerpt from Ofcom communication.

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Ofcom reveals next steps towards 'white space' devices

November 22, 2012

The launch of Europe's first consumer 'white space' devices moved a step closer today as Ofcom published detailed proposals for a framework to allow the technology to be used in the UK.

A white space device uses gaps in radio spectrum, called 'white spaces', which exist in between frequency bands that have been reserved for TV broadcasting. Use of these white spaces would allow devices to transmit and receive wireless signals for applications such as broadband access for rural communities or innovative 'machine-to-machine' networks.

Compared with other forms of wireless technologies, such as regular Bluetooth and Wi-Fi, the radio waves used by white space devices will be able to travel larger distances and easily through walls. This is because they would use the lower frequencies that have traditionally been reserved for TV.

Spectrum itself is a limited resource that is in huge demand, fuelled by the recent explosion in smartphones use and other wireless applications. White space devices offer a creative and efficient way to use spectrum that would otherwise lay fallow.

Ed Richards, Ofcom Chief Executive, said: "From rural broadband to enhanced Wi-Fi, white space technology offers significant opportunities for innovation and enterprise in the UK.

"It also represents a fundamentally different approach to using spectrum by searching and recycling unused gaps in the airwaves. This could prove critical in averting a global spectrum capacity crunch, as consumers demand more bandwidth over different devices."

Licence exempt

The framework that Ofcom has proposed is designed to ensure that the devices do not interfere with existing licensed users of the spectrum, which include DTT and wireless microphone users.

As part of that framework, Ofcom proposes to allow white space devices to operate without the need for a licence. New legislation is needed to allow this to happen. Ofcom has today published an example of how this legislation might look.

How white space devices work

Under Ofcom's proposals, a white space device will not be able to start transmitting until getting clearance from an online database qualified by Ofcom. This database will provide updated information on where the white spaces are and the power level that devices would need to be restricted to if they wanted to use them.

REFERENCE LINK:
http://media.ofcom.org.uk/2012/11/22/ofcom-reveals-next-steps-towards-%E2%80%98white-space%E2%80%99-devices/

DOCUMENT PAGE: 50

xG STATEMENT: In early 2009, Congress directed the Federal Communications Commission (FCC) to develop a National Broadband Plan to ensure every American has “access to broadband capability.” After conducting thirty-six public workshops and engaging in significant collaboration and conversations with other government agencies and Congress, the FCC released the National Broadband Plan in early 2010. Within the Plan the FCC acknowledges that “the current spectrum policy framework sometimes impedes the free flow of spectrum to its most highly valued uses.” The Plan states that “Wireless broadband is poised to become a key platform for innovation in the U.S. over the next decade. As a result, U.S. spectrum policy requires reform to accommodate the new ways that industry is delivering wireless services. These reforms include making more spectrum available on a flexible basis, including for unlicensed and opportunistic uses.”

Specific recommendations within the report that indicate a favorable regulatory environment for cognitive radio technology include: “Recommendation 5.13: The FCC should spur further development and deployment of opportunistic uses across more radio spectrum.” The Plan further states that, “the FCC and NTIA should take steps to expand the environment in which new, opportunistic technologies can be developed and improved. And “The FCC should allow opportunistic radios to operate on spectrum currently held by the FCC (such as in certain license areas where spectrum was not successfully auctioned).”

SOURCE:

Following four images are excerpted from FCC National Broadband Plan, 2010.

REFERENCE LINK: http://www.broadband.gov/plan/

DOCUMENT PAGE: 50

xG STATEMENT: Moreover, on July 6, 2012 a Presidential Executive Order was issued regarding the Assignment of National Security and Emergency Preparedness Communications Functions. The order establishes that the federal government must be able to communicate with the public, other agencies, other levels of government and businesses “at all times and circumstances” and in all locations, both domestically and internationally. To ensure this, the order mandates the establishment of emergency communications capabilities that are “survivable, resilient, enduring and effective”.

SOURCE:
Press release covering issuance of Presidential Executive Order.

REFERENCE LINK:
http://www.whitehouse.gov/the-press-office/2012/07/06/executive-order-assignment-national-security-and-emergency-preparedness-

DOCUMENT PAGE: 50

xG STATEMENT: The unlicensed bands are well established and although these bands are allocated for Industrial Scientific and Medical (ISM) use (e.g., microwave ovens and industrial equipment), a major use has been unlicensed (Part 15) systems such as Wi-Fi, Bluetooth, and ZigBee. In the period 1995-2005, most of the cordless phones marketed in the US were in the 902-928 MHz band, but conflicts with the other uses and availability of DECT equipment has greatly decreased sales of 902-928 MHz cordless phones. The rules for these bands sprung from FCC Docket 81-413 which sought to end an implicit prohibition of spread spectrum/CDMA technology that resulted from a focus on FDMA spectrum uses. This resulted in rules adopted in 1985 that allow unlicensed spread spectrum systems to use these bands for almost any possible application subject to a 1W power limit. When wireless LAN use became of interest several years later, these timetested rules allowed U.S. market access without FCC deliberations. The 2.4 and 5.8 GHz bands are used for Wi-Fi today.

SOURCE:
Excerpt from website on development of spectrum policy.

REFERENCE LINK:
http://www.spectrumwiki.com/wiki/display.aspx?From=disp&f=929000001#24

DOCUMENT PAGE: 50

xG STATEMENT: In fact, the current situation has been referred to as a “looming spectrum crisis”. (FCC Chairman Julius Genachowski, speech to CTIA, October 2009).

SOURCE:
Press quotation covering remarks of FCC Chairman.

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NEWS

FCC Chair Cites 'Spectrum Crisis'

W. David Gardner

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Mobile broadband and an 'open Internet' are priorities of the Federal Communications Commission, says chairman Julius Genachowski at CTIA meeting.

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W. David Gardner | October 07, 2009 02:56 PM

Addressing "America's Mobile Broadband Future" Wednesday, FCC Chairman Julius Genachowski said there is a "looming spectrum crisis" and he then went on to offer some solutions to the crisis.

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REFERENCE LINK: http://www.informationweek.com/government/mobile/fcc-chair-cites-spectrum-crisis/220301552

DOCUMENT PAGE: 51

xG STATEMENT: On March 27, 2012 the U.S. Department of Commerce, through the NTIA, released a report in which they announced, “In the past, the federal government has freed up spectrum for exclusive commercial use by clearing a spectrum band of federal users, who typically relocated to other bands. However, given the growing demand for spectrum by both industry and the federal agencies, it is increasingly difficult to find desirable spectrum that can be vacated by federal users as well as spectrum in which to relocate these federal users. Due to the scarcity of spectrum, the complexity of federal operations, and the time and cost of relocating federal users, the old approach alone is no longer feasible.” The report further states “NTIA proposes a new path forward for spectrum repurposing that relies on a combination of relocating federal users and sharing spectrum between federal agencies and commercial users. Spectrum sharing will be a vital component to satisfying the growing demand for spectrum, and federal and nonfederal users will need to adopt innovative spectrum-sharing techniques to accommodate this demand.”

SOURCE:
Following two images are excerpted from NTIA Press Release March 27, 2012.

REFERENCE LINK: http://www.ntia.doc.gov/press-release/2012/department-commerce-takes-next-step-unleashing-wireless-broadband-revolution

DOCUMENT PAGE: 51

xG STATEMENT: AT&T recently reported that 4% of its iPhone customers were accounting for more than 50% of the data traffic on its 3G network.

SOURCE:
Excerpt from blog post.

REFERENCE LINK: http://low-powerdesign.com/donovansbrain/2012/02/18/share-the-airwaves/

DOCUMENT PAGE: 51

xG STATEMENT: A Cisco report indicates that today more than 50% of the data traffic on mobile networks is video.

SOURCE:
Excerpt from Cisco Visual Networking Index, February 2012

REFERENCE LINK:
http://www.scribd.com/doc/81750353/Global-Mobile-Data-Traffic-Forecast

DOCUMENT PAGE: 52

xG STATEMENT: A recent report from the FCC’s Office of Broadband Development cites a technical paper showing the demand for broadband services outstripping spectrum capacity as early as the end of 2012 (Figure 2).

SOURCE:
Excerpt from FCC Mobile Broadband report.

REFERENCE LINKS:

http://hraunfoss.fcc.gov/edocs_public/attachmatch/DOC-302324A1.pdf
http://money.cnn.com/2012/02/21/technology/spectrum_crunch/index.htm

DOCUMENT PAGE: 62

xG STATEMENT: According to a Gartner forecast in May 2011, aggregate end-user spending on wireless networking equipment for Enterprise WLAN, wireless broadband access, and LTE solutions, are expected to grow from $5.2 billion in 2010 to $22.5 billion in 2015, representing a CAGR of 34%.

SOURCE:
Excerpt from website.

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34% Market Growth
According to Gartner, Inc. an independent market research firm, aggregate end-user spending on wireless networking equipment for enterprise WLAN wireless broadband access and Long Term Evolution, or LTE solutions are expected to grow from $5.2 billion in 2010 to $22.5 billion in 2015, representing a compound annual growth rate, or CAGR, of 34%.

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UBNT's Competitive Advantage
UBNT products bridge the digital divide by fundamentally changing the economics of deploying high performance wireless networking solutions in underserved and underpenetrated markets globally. These markets include emerging markets and other areas where individual users and small and medium sized enterprises do not have access to the benefits of carrier class broadband networking.

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REFERENCE LINK:

http://seekingalpha.com/article/298357-ipo-preview-ubiquiti-networks

Based on original data compiled from following source: Gartner, Inc. Forecast: Carrier Network Infrastructure, Worldwide, 2008-2015, 2Q11 Update, Peter Kjeldsen et al., June, 2011 and Forecast: Enterprise WLAN Equipment, Worldwide, 2006-2015, 2Q11 Update, Christian Canales, May, 2011.

DOCUMENT PAGE: 63

xG STATEMENT: The World Bank has reported that 12 countries and the EU have committed an aggregate of $122.4 billion in broadband stimulus funds to date.

SOURCE:
Excerpt from website.

REFERENCE LINK: http://www.sec.gov/Archives/edgar/data/1511737/000119312511271871/d76417d424b4.htm

Based on original data compiled from following World Bank research paper: http://siteresources.worldbank.org/EXTINFORMATIONANDCOMMUNICATIONANDTECHNOLOGIES/Resources/282822-1208273252769/Broadband_Investment_in_Stimulus_Packages.pdf

Attachment #2

New Disclosure on Page 10

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, including “Risk Factors” and the financial statements and the related notes. References herein to “xG”, the “Company”, we”, “our” and “us” refer to xG Technology, Inc.

Our Company

xG Technology, Inc. has developed a broad portfolio of innovative intellectual property that we believe will enhance wireless communications. Our intellectual property is embedded in proprietary software algorithms that offer cognitive interference mitigation and spectrum access solutions.

We have generated material revenues in 2008 and 2009 attributed to the Company’s BSN250 voice-only product line. Upon the introduction of various smartphones in 2007 (and later) which could handle both voice and data, the Company made the decision it was necessary to enhance its voice-only product line to include data services. Beginning in July 2009, the Company focused on enhancing its BSN250 and TX70 product line for data services and we delivered such a system to the US Army in 2011. The US Army subsequently requested our BSN250 should integrate with commercial off the shelf (COTS) smartphones. In 2013, the Company will introduce a new product line that can handle both voice and data services. These new products are called xAP (base station) and the xMod which is able to communicate to any COTS device. We have generated significant net losses for the past several years and we expect to continue to realize net losses for the immediate future. We will begin to generate revenues again sufficient to cover the cost of our operations once our new voice and data products are delivered to customers in the second half of 2013.

Our Company was founded on the premise that the wireless communications industry is facing a spectrum crisis as demand for flexible, affordable voice and data access rapidly grows. We have developed frequency-agnostic cognitive radio solutions to address this increasing demand by eliminating the need to acquire scarce and expensive licensed radio spectrum and thus ideally lowering the total cost of ownership for wireless broadband access. With such fast growing demand straining network capacity, our intellectual property is also designed to help wireless broadband network operators make more efficient use of existing spectrum allocations. We are targeting numerous industries world-wide, such as telecommunications, cable, defense, and public safety, and markets ranging from rural to urban areas and expeditionary deployments.

The implementation of our cognitive radio intellectual property is xMax®. We believe the xMax® system, represents the only commercially available cognitive radio network system that is designed to include interference mitigation by spatial processing. xMax implements our proprietary interference mitigation software that can increase capacity on already crowded airwaves by improving interference tolerance, enabling the delivery of a comparatively high Quality of Service where other technologies would not be able to cope with the interference. We believe that the xMax system will also, when in a future development operating on more than one radio channel, deliver dynamic spectrum access by scanning and finding unused or underused frequencies (unlicensed as well as licensed) and dynamically tuning to them, significantly increasing their usable capacity.

Our system is frequency agnostic although currently designed to operate within the 902-928 MHz license-free band. xMax® is intended to serve as a mobile voice over internet protocol (“VoIP”) and broadband data system that utilizes an end-to-end Internet Protocol (“IP”) system architecture. The xMax® product and service suite includes a line of access points, network bridges, mobile switching centers, network management systems, deployment tools, and customer support. The xMax® system will allow mobile operators to utilize free, unlicensed 902-928 MHz ISM band spectrum (which spectrum is available in most of the Americas) instead of purchasing scarce expensive licensed spectrum. Our xMax system will also enable enterprises to set up a mobile communications network in an expeditious and cost effective manner. In addition, we believe that our xMax® cognitive radio technology can also be used to provide additional capacity to licensed spectrum by identifying and utilizing unused bandwidth within the licensed spectrum.

We are executing on our sales and marketing strategy and have entered into agreements both direct with end-customers as well as with indirect channel network partners. These customer engagements primarily relate to two of our target markets in rural telecommunications and defense. Together, they comprise commitments to purchase xMax cognitive radio networking equipment, engineering services and other hardware worth approximately $33.0 million. See further in the section entitled “Customers” below.

New Disclosure on Page 34

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” We disclaim any obligation to update forward-looking statements for any reason, except as otherwise required by law.

Overview

xG Technology, Inc. has developed a broad portfolio of innovative intellectual property that we believe will enhance wireless communications. Our intellectual property is embedded in proprietary software algorithms that offer cognitive interference mitigation and spectrum access solutions.

We have generated material revenues in 2008 and 2009 attributed to the Company’s BSN250 voice-only product line. Upon the introduction of various smartphones in 2007 (and later) which could handle both voice and data, the Company made the decision it was necessary to enhance its voice-only product line to include data services. Beginning in July 2009, the Company focused on enhancing its BSN250 and TX70 product line for data services and we delivered such a system to the US Army in 2011. The US Army subsequently requested our BSN250 should integrate with commercial off the shelf (COTS) smartphones. In 2013, the Company will introduce a new product line that can handle both voice and data services. These new products are called xAP (base station) and the xMod which is able to communicate to any COTS device. We have generated significant net losses for the past several years and we expect to continue to realize net losses for the immediate future. We will begin to generate revenues again sufficient to cover the cost of our operations once our new voice and data products are delivered to customers in the second half of 2013.

The implementation of our cognitive radio intellectual property is xMax®. We believe the xMax® system, represents the only commercially available cognitive radio network system that is designed to include interference mitigation by spatial processing. xMax implements our proprietary interference mitigation software that can increase capacity on already crowded airwaves by improving interference tolerance, enabling the delivery of a comparatively high Quality of Service where other technologies would not be able to cope with the interference. We believe that the xMax system will also, when in a future development operating on more than one radio channel, deliver dynamic spectrum access by scanning and finding unused or underused frequencies (unlicensed as well as licensed) and dynamically tuning to them, significantly increasing their usable capacity.

Our revenues in fiscal 2012 decreased to $0.0 million from $0.15 million in fiscal 2011. The $0.15 million was earned under a contract with the U.S. Army to trial the 1.1 voice and data version of our xMax system.

We had net losses of $15.7 million and $13.9 million in fiscal 2011 and fiscal 2012, respectively. Fiscal 2012 reflected a stock–based compensation charge of $0.7 million, of which $0.5 million was for employees and $0.2 million was for non-employees. Excluding the impact of stock-based compensation expense, in fiscal 2012, we had a non-GAAP net loss attributable to common stockholders of $13.2 million. Our GAAP net loss in fiscal 2011 reflected a stock-based compensation charge of $1.0 million, of which $0.7 million was for employees and $0.3 million was for non-employees.

We are executing on our sales and marketing strategy and have entered into agreements both direct with end-customers as well as with indirect channel network partners. These customer engagements primarily relate to two of our target markets in rural telecommunications and defense. Together, they comprise commitments to purchase xMax cognitive radio networking equipment, engineering services and other hardware worth approximately $33.0 million as described below.

Purchase Agreements

The Company has announced that it has received purchase orders, for an estimated $19.5 million, from the following companies: Northeast Florida Communications (based in FL), Electra Telephone Company and Tatum Telephone Company (both based in Texas); Choctaw Telephone Company and MoKan Dial Telephone Company (both based in Kansas); Haxtun Telephone Company (based in Colorado); Walnut Hill Telephone Company (based in Arkansas); TelAtlantic Wireless (based in Virginia); Assist Wireless (based in Texas) and Carolina Satellite Networks (based in Virginia). The orders, in aggregate, consist of $16.6 million for xMax cognitive radio networking equipment, including xMax wireless access points, xMSC mobile switching centers and xMod personal hotspots (capable of supporting existing smartphones, tablets and laptops) and an estimated $2.9 million for engineering services and other hardware.

Larry Townes, an incoming director of the Company is a substantial shareholder of these companies. Many of these orders are with Townes Tele-Communications which is the parent company of Northeast Florida Communications, Electra Telephone Company, Tatum Telephone Company, Choctaw Telephone Company, MoKan Dial Telephone Company, Haxtun Telephone Company and Walnut Hill Telephone. Therefore the entry by the Company into the equipment purchase agreements and engineering services agreements is considered to be related party transactions for an estimate of $7.4 million.

Reseller agreements

Reseller agreements have been entered into with the following wireless solutions providers: PMC Associates (based in New Jersey), Communications Marketing Southeast (based in Georgia) and Mobile-One Communications (based in Florida). Together, they provide for purchase commitments over the three year term of the agreements of a minimum of an aggregate of $6.0 million of xMax cognitive radio networking equipment. We have also entered into a reseller agreement with Telemedicine MM Systems (based in New York) to resell $2.5 million worth of xMax mobile broadband equipment over the two year term of the agreement, and with Cornet Technology, Inc. (based in North Virginia) to resell $5.0 million worth of xMax mobile broadband equipment over the three year term of the agreement, subject to placing purchase orders.

Teaming Agreements have also been entered into with Force 3, Inc. (“Force 3”), SAIC and CACI, Inc. The Force 3 teaming agreement was made in connection with the U.S. Army ITES-3H (Information Technology Enterprise Solutions-3 Hardware) contract awards process under which, if Force 3 is awarded the ITES-3H contract, xG’s xMax cognitive radio solutions and services will be used to fulfill the cellular wireless component of the award. The teaming agreement with CACI provides for the joint preparation of a response to the Request for Proposal entitled Technical, Administrative, and Operation Support Services (TAOSS) (formerly known as CERDEC S&TCD effort) to be issued by the CERDEC Space and Terrestrial Communications Directorate and the allocation of work to be performed under any resulting prime contract.

In addition to the sales backlog of $7.4 million that was outstanding at December 31, 2012, the Company has added $12.1 million of additional sales orders from January 1, 2013 through February XX, 2013. At February XX, 2013 the total backlog of reseller agreements was $13.5 million and the total backlog of purchase orders was $19.5 million for a total of $33.0 million. See further in the section entitled “Customers” below.

We anticipate being in a position to begin to fulfill orders from mid-2013 as we implement our technology into software and equipment with features specified to our customers, and once we receive equipment authorization from the FCC. Revenues will be recognized over the respective lives of the agreements according to the delivery and transfer of ownership and risk of xMax equipment and the provision of services.

As at December 31, 2012, 55.02% of the shares of our common stock are owned by MBTH. MBTH was co-founded in 2010 by Rick Mooers, Roger Branton and George Schmitt in order to invest in, and provide expertise and guidance to, and other support to xG Technology. Richard Mooers, Roger Branton, and George Schmitt are directors of MBTH as well as directors of the Company. MBMG, a merchant bank owned by family entities or trusts related to Richard Mooers and Roger Branton, has a 74.46 percentage interest in MBTH as of December 31, 2012. George Schmitt has a direct 6.11% ownership interest in MBTH as of December 31, 2012 and has been granted an option to purchase MBTH shares sufficient to give him 5% of the equity ownership of MBTH shares and its subsidiaries. Since its foundation, MBTH has provided xG Technology with significant financial and other support to us, including the May 2011 Shareholder Loan that is being converted into common stock of the Company and a $5 million subscription to the Bridge Loan. In addition, after joining MBTH, George Schmitt, CEO of MBTH, became one of our directors and has agreed to become our Executive Chairman upon this registration statement becoming effective and Larry Townes, another director of MBTH, has also agreed to become one of our directors upon this registration statement becoming effective. For further details on the financial support given by MBTH to us and other transactions and arrangements between us and MBTH, please see the section entitled “Related Party Transactions, Other Transactions”.

New Disclosure on Page 48

BUSINESS

Company Background

The Company was organized as a Delaware limited liability company under the laws of the State of Delaware on August 26, 2002 under the name JTS Acquisitions, LLC. On March 21, 2003, we changed our name to xG Technology, LLC. Pursuant to a certificate of conversion and a certificate of incorporation filed with the State of Delaware on November 8, 2006, xG Technology, LLC converted to a Delaware corporation under the name xG Technology, Inc. On November 20, 2006, xG was first admitted and commenced trading in its shares on the Alternative Investment Market of the London Stock Exchange (“AIM”) and trades under the symbols “XGT:LN” and “XGTU:LN”. Our executive offices are located at 240 S. Pineapple Avenue, Suite 701, Sarasota, FL 34236, and our telephone number is (941) 953-9035.

We are an emerging growth company within the meaning of the rules under the Securities Act. We have in this prospectus utilized, and we plan in future filings with the SEC to continue to utilize, the modified disclosure requirements available to emerging growth companies, including reduced disclosure about our executive compensation and omission of compensation discussion and analysis, and an exemption from the requirement of holding a nonbinding advisory vote on executive compensation. In addition, we will not be subject to certain requirements of Section 404 of the Sarbanes-Oxley Act, including the additional testing of our internal control over financial reporting as may occur when outside auditors attest as to our internal control over financial reporting, and we have elected to delay adoption of new or revised accounting standards applicable to public companies. As a result, our stockholders may not have access to certain information they may deem important.

As at December 31, 2012, 55.02% of the shares of our common stock are owned by MBTH. MBTH was co-founded in 2010 by Rick Mooers, Roger Branton and George Schmitt in order to invest in, and provide expertise and guidance to, and other support to xG Technology. Richard Mooers, Roger Branton, and George Schmitt are directors of MBTH as well as directors of the Company. MBMG, a merchant bank owned by family entities or trusts related to Richard Mooers and Roger Branton, has a 74.46 percentage interest in MBTH as of December 31, 2012. George Schmitt has a direct 6.11% ownership interest in MBTH as of December 31, 2012 and has been granted an option to purchase MBTH shares sufficient to give him 5% of the equity ownership of MBTH shares and its subsidiaries. Since its foundation, MBTH has provided xG Technology with significant financial and other support to us, including the May 2011 Shareholder Loan that is being converted into common stock of the Company and a $5 million subscription to the Bridge Loan. In addition, after joining MBTH, George Schmitt, CEO of MBTH, became one of our directors and has agreed to become our Executive Chairman upon this registration statement becoming effective and Larry Townes, another director of MBTH, has also agreed to become one of our directors upon this registration statement becoming effective. For further details on the financial support given by MBTH to us and other transactions and arrangements between us and MBTH, please see the section entitled “Related Party Transactions, Other Transactions”.

Overview

xG Technology, Inc. has developed a broad portfolio of innovative intellectual property that we believe will enhance wireless communications. Our intellectual property is embedded in proprietary software algorithms that offer cognitive interference mitigation and spectrum access solutions.

We have generated material revenues in 2008 and 2009 attributed to the Company’s BSN250 voice-only product line. Upon the introduction of various smartphones in 2007 (and later) which could handle both voice and data, the Company made the decision it was necessary to enhance its voice-only product line to include data services. Beginning in July 2009, the Company focused on enhancing its BSN250 and TX70 product line for data services and we delivered such a system to the US Army in 2011. The US Army subsequently requested our BSN250 should integrate with commercial off the shelf (COTS) smartphones. In 2013, the Company will introduce a new product line that can handle both voice and data services. These new products are called xAP (base station) and the xMod which is able to communicate to any COTS device. We have generated significant net losses for the past several years and we expect to continue to realize net losses for the immediate future. We will begin to generate revenues again sufficient to cover the cost of our operations once our new voice and data products are delivered to customers in the second half of 2013.

The wireless communications industry is facing a spectrum crisis as demand for flexible, affordable voice and data access rapidly grows. We developed frequency-agnostic cognitive radio solutions that are designed to address this increasing demand by eliminating the need to acquire scarce and expensive licensed radio spectrum and so lowering the total cost of ownership for wireless broadband access. With fast growing demand straining network capacity, our intellectual property is also designed to help wireless broadband network operators make more efficient use of existing spectrum allocations. We are targeting numerous industries world-wide, such as telecommunications, cable, defense, and public safety, and markets ranging from rural to urban areas and expeditionary deployments.

The implementation of our cognitive radio intellectual property is xMax®. We believe the xMax® system, represents the only commercially available cognitive radio network system that is designed to include interference mitigation by spatial processing. xMax implements our proprietary interference mitigation software that can increase capacity on already crowded airwaves by improving interference tolerance, enabling the delivery of a comparatively high Quality of Service where other technologies would not be able to cope with the interference. We believe that the xMax system will also, when in a future development operating on more than one radio channel, deliver dynamic spectrum access by scanning and finding unused or underused frequencies (unlicensed as well as licensed) and dynamically tuning to them, significantly increasing their usable capacity.

Our system is frequency agnostic although currently designed to operate within the 902-928 MHz license-free band. xMax® is intended to serve as a mobile voice over internet protocol (“VoIP”) and broadband data system that utilizes an end-to-end Internet Protocol (“IP”) system architecture. The xMax® product and service suite includes a line of access points, network bridges, mobile switching centers, network management systems, deployment tools, and customer support. The xMax® system will allow mobile operators to utilize free, unlicensed 902-928 MHz ISM band spectrum (which spectrum is available in most of the Americas) instead of purchasing scarce expensive licensed spectrum. Our xMax system will also enable enterprises to set up a mobile communications network in an expeditious and cost effective manner. In addition, we believe that our xMax® cognitive radio technology can also be used to provide additional capacity to licensed spectrum by identifying and utilizing unused bandwidth within the licensed spectrum.

We are executing on our sales and marketing strategy and have entered into agreements both direct with end-customers as well as with indirect channel network partners. These customer engagements primarily relate to two of our target markets in rural telecommunications and defense. Together, they comprise commitments to purchase xMax cognitive radio networking equipment, engineering services and other hardware worth approximately $33.0 million. See further in the section entitled “Customers” below.

48

Our Strategy

We have developed a broad portfolio of innovative intellectual property that we believe will enhance wireless communications. Leveraging elements of our intellectual property portfolio, we are introducing a range of spectrum agnostic, cognitive radio solutions that span numerous industries and applications. We believe that these products, together with our ability to leverage our patent portfolio, present us with an attractive revenue model. Our strategy is initially to commercialize our intellectual property portfolio by developing and selling network equipment using our proprietary software algorithms to offer cognitive interference mitigation and spectrum access solutions. In the future, our strategy is for our intellectual property to be embedded by partners in a semiconductor chip that could be sold to third party equipment manufacturers and inserted in their devices and to license our intellectual property to other customers in vertical markets world-wide. Our technology roadmap currently projects this transition to begin in 2015.

Attachment #3

MEMO

To:	Christine Adams

Staff Accountant

RE:	xG Technology, Inc.

Development Stage Company

This memo is intended to support why xG Technology, Inc. does not consider itself a development stage company.

Since late 2006, the Company has been listed on the AIM market in London where it raised in excess of $40 million.  At the time, management felt the AIM market was receptive to technology companies at our stage.  We filed audited statements under IFRS as required to be a listed company. The Company recorded revenue of $16.4 million and $10.4 million for the years ended December 31, 2008 and December 31, 2009 respectively. The revenue was attributed to delivery of the BSN250 (base stations) which had been optimized for high quality, low-cost mobile and fixed VoIP (i.e. voice-only). The BSN250 operated in the public, unlicensed 902-928 MHz frequency band. The Company received FCC equipment authorization for the BSN250 on March 31, 2009, a copy of which is attached to this memo.

Please also note the following:

•	The industry moved against us and we realized that we went to market with a voice-only product when in fact the US market was heading towards data use.
•	In 2007, the iPhone and various other ‘smartphones’ were introduced. These smartphones were able to handle both voice and data, such devices became prevalent.
•	The Company shifted to update its voice-only products (BSN250 & TX70) to handle voice, short message service (SMS) and data (BSN250, xAP and xMod). Such enhancements would allow us to integrate with any common off the shelf (COTS) smartphones.
•	The Company is currently in the final stages of going to market with these new enhanced voice and data products.
•	The Company has a contracted backlog of approximately $33.0 million for these enhanced voice and data products.
•	The Company continues to address the same market and industry opportunities where we had previously identified a market demand. It is simply now with our updated voice and data products which are now relevant to where the US market moved and where we then had to change. The international market continues to be vast for voice-only products.
•	We have substantially the same shareholders and management before and after and there has been no change of control.
•	Although we certainly are not Blackberry (RIM), what we did is analogous to how they had to recently enhance their product portfolio after having already gone to market with earlier products.
•	Our share price on AIM reflected initial success when we went to market; then when we had to enhance our products as technology evolved, it reacted negatively which is also similar to Blackberry. In addition, the AIM market itself fell out of favor.
•	In 2012, we considered the US markets to be more viable for our future, especially as the JOBS Act was introduced for Emerging Growth Companies.

Based upon the material revenues produced that our voice-only product line generated in the past, as well as the equipment authorization received from the FCC for its BSN250, the Company believes it exited development stage several years ago.

In short, we had long ago exited development stage and went to market.  Once the market evolved, we chose to enhance our products. While the Company is incurring significant costs to enhance its original voice-only product line, we do believe the entire industry needed to adapt to changing market conditions once it became apparent that smartphones and smartphone functionality were the essential standards to meet in developed nations.

FCC - OET EAS Form 731 Grant of Equipment Authorization Page 1 of 1

COPY

FEDERAL COMMUNICATIONS COMMISSION
WASHINGTON, D.C. 20554

COPY

GRANT OF EQUIPMENT AUTHORIZATION
Certification

xG Technology, Inc.
240 South Pineapple Avenue Suite 701
Sarasota, FL 34236
United States

Date of Grant: 03/31/2009

Application Dated: 02/18/2009

Attention: Roger Branton , CFO

NOT TRANSFERABLE

EQUIPMENT AUTHORIZATION is hereby issued to the named GRANTEE, and is VALID ONLY for the equipment identified hereon for use under the Commission's Rules and Regulations listed below.

FCC IDENTIFIER: VEYXMAXBSN25
Name of Grantee: xG Technology, Inc.
Equipment Class: Digital Transmission System
Notes: xMax VOIP Base Transceiver Station
Modular Type: Does not apply

Grant Notes	FCC Rule Parts	Frequency Range (MHZ)	Output Watts	Frequency Tolerance	Emission Designator
	15C	902.76 - 927.3	0.04467		

Output is peak conducted. The antenna(s) used for this transmitter must be fixed-mounted on permanent structures. Users and installers must be provided with appropriate antenna installation instructions and transmitter operating conditions, including antenna co-location requirements of §1.1307(b)(3), for satisfying RF exposure complianc

Mail To:
Harold Mordkofsky, Attorney
Blooston, Mordkofsky, Dickens, Duffy & Prendergast
2120 L Street, NW Suite 300
Washington, DC 20037

EA258731

mhtml:file://C:\Documents and Settings\Belinda\Local Settings\Temporary Internet Files\Con... 02/16/2010

FEDERAL COMMUNICATIONS COMMISSION
WASHINGTON, D.C. 20554

GRANT OF EQUIPMENT AUTHORIZATION

Certification

xG Technology, Inc.
240 South Pineapple Avenue
Suite 701
Sarasota, FL 34236

Date of Grant: 3/31/09

Application Dated: 2/18/09

Attention: Roger Branton, CFO

NOT TRANSFERABLE

EQUIPMENT AUTHORIZATION is hereby issued to the named GRANTEE, and is VALID ONLY for the equipment identified hereon for use under the Commission's Rules and Regulations listed below.

FCC IDENTIFIER VEYXMAXBSN25
Name of Grantee xG Technology, Inc.

Equipment Class: Digital Transmission System
Notes: xMax VOIP Base Transceiver Station

Grant Notes	FCC Rule Parts	Frequency Range (MHZ)	Output Watts	Frequency Tolerance	Emission Designator
	15C	902.76 - 927.3	0.04467		

Output is peak conducted. The antenna(s) used for this transmitter must be fixed-mounted on permanent structures. Users and installers must be provided with appropriate antenna installation instructions and transmitter operating conditions, including antenna co-location requirements of §1.1307(b)(3), for satisfying RF exposure complianc

Mail To:
Harold Mordkofsky Attorney
Blooston, Mordkofsky, Dickens, Duffy & Prendergast
2120 L Street, NW
Suite 300
Washington, DC
20037

EA258731

FCC ID: VEYXMAXBSN25
Grantee: xG Technology, Inc.

In correspondence concerning this grant, please refer to the FCC IDENTIFIER and the date of grant.

Page 1 of 1
FCC 731A

The information presented herein is confidential and subject to change without notice. xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2011, All Rights Reserved . www.xgtechnology.com 1 Bonus Matrix 2012 Attachment # 4

The information presented herein is confidential and subject to change without notice. xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2011, All Rights Reserved . www.xgtechnology.com 2 2012 Bonus Matrix 0% 50% 100% 150% 200% Weighting Notes Rev 2.5 produced 12/15 11/15 11/1 10/15 9/30 30 % A Booked revenue $5.0M $6.0M $8.5M $10.5M $13.0M 30% B, C Budget adherence, Operating +10% +5% 0 (5%) (10%) 10% D Budget adherence, Get ready +10% +5% 0 (5%) (10%) 1 0 % E Full demo system, mobile with 2.0 6 /30 6 /15 5/15 5 /1 4 /15 2 0 % F Attachment # 4

The information presented herein is confidential and subject to change without notice. xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2011, All Rights Reserved . www.xgtechnology.com 3 A – Manufactured products, ready to ship to customers. B – Signed orders (if a multi - year order, total order will be divided by number of years) . Delivery date & execution date; xG equipment only. Does not include professional services. C – Excluding South and North Florida. D – First page of the budget. E – Second page of the budget, production lines. F – Missed. * Bonus can be paid in cash or stock; employees should count on being paid in stock (amount TBD on stock price or black - scholes , if necessary). If in between numbers, amounts will be prorated. Notes Attachment # 4

Attachment #5

xG Technology, Inc

Question #19 - Intangible Assets - Software development costs

Product	Amortization started	Life Yr	Cost at 12/31/2010	Cost at 12/31/2011	Cost at 12/31/2012	Amortization 2010	Amortization 2011 *	Amortization 2012	Accumulated Amortization	2011	2012

BSN250	3/1/2011	5 years	$ 1,466,685	$ 3,325,086	$ 3,325,086	$ -	$ 399,314	$ 665,017	$ 1,064,331	20%	20%

TX70	3/1/2011	5 years	$ 373,737	$ 582,493	$ 582,493	-	79,686	$ 116,499	196,184	20%	20%

xAP	Not yet	N/A yet	$ 1,077,223	$ 2,036,761	$ 3,921,395	-	-	-	-

xMOD	Not yet	N/A yet	$ 64,303	$ 1,126,688	$ 3,011,322	-	-	-	-

xMSC	Not yet	N/A yet	$ 494,053	$ 903,744	$ 1,385,251	-	-	-	-

		Total	$ 3,476,000	$ 7,974,772	$ 12,225,547	$ -	$ 479,000	$ 781,516	$ 1,260,516

* The amortization was obtained by taking the (cost at 12/31/2011 + cost at 12/31/2010)/2 * 20%